January 24, 2024

Sent via Electronic Mail

Mr. Michael Venuto

234 West Florida Street

Suite 203

Milwaukee, WI 53204

mvenuto@tidalfg.com

Re:	Hashdex Bitcoin Futures ETF

Pool ID #170550

Dear Mr. Venuto:

NFA has reviewed the December 22, 2023 disclosure document (Document) that was received on January 10, 2024 and noted several items that do not comply with NFA Rules and CFTC Regulations. Before Tidal Investments LLC uses the Document to solicit participants, you will need to make all of the corrections listed below and resubmit the Document to NFA.

1.	As the Hashdex Bitcoin Futures ETF will operate as a series of the Tidal Commodity Trust I, Tidal Investments LLC (Tidal), will need to update its Annual Questionnaire to list the trust as a commodity pool and the offered fund as a series of the Trust. Please confirm in your response to this letter when this update has been made.

2.	NFA noted Tidal will operate pursuant to the exemption set forth in CFTC Regulation 4.12 (c)(2), however as of today’s date, no such exemption has been filed.

3.	The termination date of the offering is missing from the Document.

4.	The Risk Disclosure Statement appears to include an inaccurate page reference to the location where the pool’s expenses are described.

5.	On page 2, the Document includes a statement regarding the fund’s year-to-date net asset value per share of the fund’s performance for the period January 1, 2023 through December 29, 2023 was 137.10%. This same statement also appears on page 64 of the marked copy. It is unclear what is meant by this statement. If the return references are depicting the change in NAV per share over the time period provided, this should be more clearly stated.

6.	Footnote 5 to the breakeven analysis must provide additional explanation as to how the interest and other income was derived. While the assumed interest rate was included, the footnote should include what percentage of fund assets are assumed to earn interest. While NFA noted that the Hashdex Bitcoin Futures ETF maintain cash positions of approximately 70% of assets,

320 South Canal, Suite 2400 | Chicago, IL 60606 | 312-781-1300 | www.nfa.futures.org

per the Document, this is not the case with the newly offered fund.

7.	On page 18 of the marked copy, under the heading “Inter-Series Limitation on Liability” states that unusual or extraordinary expenses will be allocated as determined by the Sponsor to be fair and reasonable manner...” It is unclear what is meant by this sentence.

8.	On page 19 of the marked copy, the Document refers to break even information which appears to be outdated. For example, it states that the expenses are estimated to be $.27 or .90% of the selling price.

9.	The discussion of fund performance included on page 64 discusses monthly performance only through June 2023. At a minimum, this discussion should be current within three months of the date of the document.

10.	Required performance information must be current within three months of the date of the Document. If the Document will be dated as of a date subsequent to December 31, 2023, the performance of the offered pool will need to include results from at least October 2023.

11.	On page 98 of the marked copy, under “Management of the Sponsor”, the Document should clarify when Tidal became the pool operator of the Hasdex Bitcoin Futures ETF. Currently, it states that “the sponsor has sponsored the fund...”.

12.	The business background description for Dan Carlson states that he served as the firm’s Chief Compliance Officer until 2023. The Document must include both the start and end date that he was in this role including both month and year.

13.	The effective date Gavin Filmore’s Associated Person registration is inaccurate.

14.	On page 137 of the marked copy, when describing the impact of the arbitrage mechanism, the Document assumes a NAV per share of $36.55. The Document should explain the basis for this assumption.

15.	The annual returns for the other funds operated by Tidal all appear incorrect as well as the reported peak-to-valley drawdown information.

16.	Upon completion, the Document and the Statement of Additional Information must be dated.

17.	NFA’s records reflect that Tidal operates a pool, Amplify Inflation Fighter Cayman Ltd ETF. The Document includes performance for Amplify Inflation Fighter ETF which is not a listed pool with NFA. Ensure the name of this pool is accurately reflected in the Document.

320 South Canal, Suite 2400 | Chicago, IL 60606 | 312-781-1300 | www.nfa.futures.org

18.	NFA noted numerous inconsistences with the performance results of the other pools offered by Tidal as reported in the Document as compared with the returns reported in the most recently Quarterly Reports filed with NFA on behalf of the pools.

19.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Please be advised that this Document may not be used to solicit participants until the above comments have been corrected, a revised Document has been filed, and the firm has received an acceptance notification from NFA. The use of this Document without NFA’s acceptance will result in violations of NFA Rules and CFTC Regulations and could subject the firm to possible disciplinary action.

To facilitate NFA’s review and acceptance process, the resubmission of this Document must include two attachments, one that is a clean copy and one that is “marked” to identify the deletions and additions that have been made to this Document. NFA will reject any future filings of this Document not in this format.

If I may be of assistance to you as you make the revisions, feel free to contact me at 312-781-1457.

Sincerely,

Jane Pfeiffer
Compliance Department

320 South Canal, Suite 2400 | Chicago, IL 60606 | 312-781-1300 | www.nfa.futures.org